ROBERT BRANTL
                                322 4th Street
                           Brooklyn, NY 11215-2805
                                 718-768-6045
                              718-965-4042 (fax)

                                               February 27, 2006

Via EDGAR
Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Headliners Entertainment Group, Inc.
         Form SB-2 filed December 2, 2005
         File No. 333-130081


Dear Mr. Fay:

        I am counsel to Headliners Entertainment Group, Inc. ("Headliners"). I am writing in response to your letter to Eduardo Rodriguez dated December 28, 2005. The Staff's comments that were set forth in your letter are repeated below in bold italics.

        We are today filing via EDGAR Amendment No. 1 to the above-captioned Registration Statement. Two copies of this letter together with two clean copies and two marked copy of the Amendment are being shipped to you via Federal Express.


Management, page 24
-------------------

Executive Compensation, page 25
-------------------------------

Employment Agreements, page 25
------------------------------

	1. PLEASE EXPLAIN TO US AND DISCLOSE THE BUSINESS PURPOSE OF THE MANAGEMENT CONTRACT WITH G&H MANAGEMENT LLC AND THE BENEFIT TO HEADLINERS. EXPLAIN TO US YOUR CONSIDERATION OF FIN 46(R) IN REGARD TO THIS CONTRACT AND YOUR ASSOCIATION WITH GLOBAL CONCEPTS, LTD. THAT IS ALSO A PARTY TO THIS CONTRACT.

        1. As requested, the business purpose of the G&H management contract has been set forth on page 27 of the prospectus. Management has considered whether FIN 46(R) is applicable to the relationship between Headliners and Global Concepts, Ltd., and has determined that neither entity is a variable interest entity with respect to the other. This determination was based on the fact that neither entity was established, "by design," to absorb variability from the other. In particular, the G&H management contract does not relieve either party from expenses that it would otherwise bear. In addition, none of the criteria set forth in FIN 46(R) for determining the existence of a variable interest entity exist:

        a. The relationship of the two entities was not developed because either could not support its operations without subordinated financial support from the other.

Michael Fay
February 27, 2006
Page 2

        b. The equity investors in each entity have all of the requisite characteristics of a controlling financial interest.

        c. The voting rights of the investors in each entity are proportionate to their economic interest.


Selling Shareholders, page 30
-----------------------------

Relationships with Headliners Entertainment Group, Page 31
----------------------------------------------------------

        2. WE NOTE THAT THE SUCCESSION OF EXCHANGES OF NOTES AND DEBENTURES ISSUED TO CORNELL CAPITAL. PLEASE EXPLAIN TO US YOUR ACCOUNTING FOR EACH EXCHANGE IN ACCORDANCE WITH EITF 96-19.

        2. There have been three exchanges involving Cornell Capital. Headliners has accounted for them as follows:

        Exchange 1:
        Headliners issued a $4,500,000 promissory note discounted by $1,047,500 in exchange for $427,500 and the extinguishment of a $3,025,000 promissory note. Under the provisions of EITF 96-19, the exchange resulted in a substantial modification of terms (the present value of the cash flows under the terms of the new debt instrument was more than 10% different from the present value of the remaining cash flows of the original debt instrument). Despite meeting the 10% threshold no gain or loss has been recorded on this exchange as the fair value of the new debt instrument represented its face value.

        Exchange 2:
        Headliners issued a $7,953,698 convertible debenture in exchange for the extinguishment of a $4,500,000 promissory note, a $3,000,000 promissory note and accrued interest of $453,698. The terms of the exchange were not considered substantial pursuant to EITF 96-19 (the present value of the cash flows under the terms of the new debt instrument were not more than 10% different from the present value of the remaining cash flows of the original debt instrument). Consequently, except for the loss recognized as a result of writing off the unamortized discount of the old debt, no other gain or loss has been recognized in the exchange.

        Exchange 3:
        Headliners issued an $8,192,309 convertible debenture in exchange for a $7,953,698 convertible debenture and accrued interest of $238,611. Under the provisions of EITF 96-19, a loss of $3,811,193 resulted from this exchange (the present value of the cash flows under the terms of the new debt instrument were more than 10% different from the present

Michael Fay
February 27, 2006
Page 3

        value of the remaining cash flows of the original debt instrument). The loss was calculated as a result of recording the new debt at its fair value and will be reported in other income (expense) in future filings. Additionally, as a result of recording the new debt at its fair value a premium on the debt of $3,811,193 was recorded. This premium has been netted with the discounts from the issuance of the warrants (see your comment 3 and our response) and the derivative conversion feature of the convertible debt (see your comment 4 and our response).


        3. REFER TO THE LAST BULLET ON PAGE 32 IN REGARD TO THE SECURED CONVERTIBLE DEBENTURE ISSUED TO CORNELL CAPITAL ON NOVEMBER 17, 2005. IT APPEARS THAT THE DEBENTURE HAS A BENEFICIAL CONVERSION FEATURE IN THAT IT WAS IMMEDIATELY CONVERTIBLE AT LESS THAN THE MARKET PRICE. PLEASE EXPLAIN TO US YOUR ACCOUNTING FOR THIS DEBENTURE IN ACCORDANCE WITH EITFS 98-5 AND 00-27. INCLUDE IN YOUR EXPLANATION THE EFFECT GIVEN TO THE 10 MILLION WARRANTS ISSUED TO CORNELL CAPITAL CONTEMPORANEOUSLY IN CONNECTION WITH THE DEBENTURE. IN THIS REGARD, REFER TO ISSUE 1 IN PART II OF EITF 00-27 (AS WELL AS OTHER ISSUES THAT MAY APPLY) AND PARAGRAPHS 16 AND 17 OF APB NO. 14 FOR GUIDANCE.

        3. The value of beneficial conversion feature has been recorded as an embedded conversion derivative and thus reported as a liability on the statement of position. The accounting is explained in more detail in our response to the Staff's Comment 4 below.

        In accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (as amended)", the proceeds of the November 17, 2005 debt issuance have been allocated to the convertible debt and the warrants based on their relative fair values. The amount allocated to the warrants have been recorded as a discount to the debt and has been netted with the premium of the debt resulting from the exchange (cf. the discussion regarding "Exchange 3" in our response to Comment 2 above) and the discount on the debt as a result of the derivative conversion feature of the convertible debt (as explained in response to Comment 4 below).

        4. PLEASE EXPLAIN TO US YOUR CONSIDERATION OF PARAGRAPHS 12 AND 11(A) OF FAS 133 AND PARAGRAPHS 4 AND 12 THROUGH 32 OF EITF 00-19 IN ACCOUNTING FOR THE CONVERSION FEATURE OF THE CONVERTIBLE DEBENTURE ISSUED TO CORNELL CAPITAL ON NOVEMBER 17, 2005.

        4. Both the conversion feature and the warrants associated with the convertible debenture issued to Cornell Capital on November 17, 2005 meet the definition of an embedded derivative instrument that should be separated from the host contract and accounted for as a derivative instrument pursuant to FAS 133, paragraph 12. However, under the provisions of paragraph 11a of

Michael Fay
February 27, 2006
Page 4


FAS 133, the warrants are not considered to be a derivative as they are both indexed to Headliners' stock and are classified in stockholders' equity in Headliners' statement of position.

        As the conversion feature fails to meet two out of the eight requirements under EITF 00-19 to be classified as equity, it has been reported as a derivative. The conversion feature has been valued at market and recorded as a liability entitled "derivative conversion feature of convertible debt" with a corresponding debit debt discount. The debt discount has been netted with the premium of the debt resulting from the exchange (cf. the discussion regarding "Exchange 3" in our response to Comment 2 above) and the discount on the debt as a result of the issuance of the warrants. The market value of the conversion feature is $2,389,423 and has been calculated by multiplying the number of convertible shares at the commitment date by the conversion's fair value per share at the commitment date. The fair value per share of the conversion feature was calculated at $0.035 based on the following assumptions: 5 day option value (per the agreement, the conversion price is equal to 80% of the lowest closing bid price during the five trading days preceding conversion), coupon rate of 12%, share price of $0.15, expected volatility of 200% and a risk free interest rate of 2%.

        The accounting of the embedded derivative for future balance sheets presented will be to adjust the derivative to market with a corresponding gain or loss to the statement of operations for every quarter.

Financial Statements, page 36
-----------------------------

Audited Financial Statements for Headliners Entertainment Group, page F-1
-------------------------------------------------------------------------

        5. PLEASE NOTE THAT IF YOUR FILING IS NOT EFFECTIVE PRIOR TO FEBRUARY 15, 2006, YOU MUST UPDATE TO PROVIDE AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005, IN ACCORDANCE WITH
            ITEM 310(G)(2) OF REGULATION S-B.

        5. As soon as the audited 2005 financial statements are available, Headliners will file an amendment to the SB-2 to include those financial statements.

Unaudited Pro Forma Condensed Financial Statements,  page F-90
--------------------------------------------------------------

        6. PLEASE REVISE THE INTRODUCTORY INFORMATION AND PRO FORMA STATEMENT OF OPERATIONS FOR 2004 TO REFLECT THE CIRCUMSTANCES, TERMS AND CONDITIONS ASSOCIATED WITH THE "SETTLEMENT AGREEMENT" DATED JULY 22, 2005 AS THEY RELATE TO THE EFFECT OF THE ACQUISITIONS PRESENTED HEREIN.

	6. As requested, the introductory information and pro forma statement of operations have been modified to reflect the effect of the Settlement Agreement.


Michael Fay
February 27, 2006
Page 5

Unaudited Pro Forma Condensed Combined Balance Sheet,  page F-92
----------------------------------------------------------------

	7. PLEASE REMOVE THIS STATEMENT FROM YOUR FILING. IT IS NOT NECESSARY TO INCLUDE SUCH, AS YOUR FILING INCLUDES HISTORICAL FINANCIAL STATEMENTS THAT REFLECT THE ACQUISITION.

	7.  As requested, the pro forma balance sheet has been removed.

Unaudited Pro Forma Condensed Combined Statement of Operations
--------------------------------------------------------------

	8.  IT APPEARS THAT AMOUNTS ARE MISSING IN SOME COLUMNS FOR SOME OF
            THE LINE ITEMS (FOR EXAMPLE, THE PRO FORMA COMBINED AMOUNT FOR GENERAL AND ADMINISTRATIVE EXPENSES AND INTEREST EXPENSE; THE SUMMATION IN ARRIVING AT THE $483,853 PRO FORMA ADJUSTMENT IN THE TOTAL GENERAL AND ADMINISTRATIVE EXPENSE LINE). ADDITIONALLY, THE FOOTNOTES TO THIS STATEMENT REFER TO NOTES F AND H, YET THESE NOTES AND THEIR RELATED AMOUNTS DO NOT APPEAR IN THE STATEMENT. PLEASE REVISE ACCORDINGLY.

	8. The errors noted in this Comment occurred during the EDGARization process. As requested, the errors have been corrected in this filing.

        9. INCLUDE A PRO FORMA STATEMENT OF OPERATIONS FOR THE INTERIM PERIOD ENDED SEPTEMBER 30, 3005 THAT REFLECTS THE EFFECTS OF THE ACQUISITIONS, IN ACCORDANCE WITH ITEM 310(D)(2)(I) OF REGULATION S-B.

	9. As requested, a pro forma statement of operations for the interim period has been included.

        10. PLEASE EXPAND THE FOOTNOTES TO INCLUDE ALL SIGNIFICANT ASSUMPTIONS RELEVANT TO THE ADJUSTMENTS REFLECTED, INCLUDING DEPRECIATION TO THE EXTENT MATERIAL, SO READERS MAY HAVE A CLEAR UNDERSTANDING OF THE REASONS AND BASIS FOR THE ADJUSTMENTS.

        10. Upon review, Headliners has determined that all significant assumptions relevant to the pro forma adjustments have been reflected in the footnotes. Depreciation has not been reflected as a pro forma adjustment, because depreciation is included in historical general and administrative expense of the several entities.

Item 27.  Exhibits and Financial Statement Schedules
----------------------------------------------------

Exhibits
--------
        11. PLEASE FILE THE "INVESTOR REGISTRATION RIGHTS AGREEMENT" REFERRED TO IN THE "AMENDED AND RESTATED SECURED CONVERTIBLE DEBENTURE" DATED NOVEMBER 17, 2005.

Michael Fay
February 27, 2006
Page 6

        11. As requested, the Investor Registration Rights Agreement has been filed with this Amendment as Exhibit 10-e.

Form 10-QSB:  For the Quarters Ended March 31, 2005, June 30, 2005, and
-----------------------------------------------------------------------
September 30, 2005
------------------

        12. PLEASE AMEND EACH FORM 10-QSB IN ITS ENTIRETY TO INCLUDE CERTIFICATIONS OF THE INDIVIDUAL THAT SERVES AS THE PRINCIPAL FINANCIAL OFFICER. IF MR. RODRIGUEZ SERVED AS BOTH THE PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER FOR THESE REPORTS, AMEND EACH IN ITS ENTIRETY TO INCLUDE CERTIFICATIONS ACCORDINGLY.

        12. As requested, the Form 10-QSB for each quarter in 2005 has been amended to include certifications by Mr. Rodriguez as both principal executive officer and principal financial officer.

                                            Sincerely,

                                            /s/ Robert Brantl
                                            ------------------
                                            Robert Brantl